December 19, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Vanessa Robertson
Kevin Vaughn

Re:	Voya Financial, Inc.
Form 10-Q for the quarterly period ended September 30, 2017
Filed November 1, 2017
File No. 001-35897

Dear Ms. Robertson and Mr. Vaughn:

This letter responds to the comments set forth in the letter, dated December 5, 2017, to Michael S. Smith, Executive Vice President and Chief Financial Officer of Voya Financial, Inc. (the “Company” or “we”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced quarterly report on Form 10-Q (the “10-Q”) filed with the Commission on November 1, 2017.

We have addressed the comments in the Staff’s December 5, 2017 letter by reproducing each comment below in bold text and providing the Company’s response immediately following. Capitalized terms used herein but not otherwise defined have the meanings assigned to them in the 10-Q.

Form 10-Q for the quarterly period ended September 30, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Measures, page 106

1.	Please confirm to us that in future filings you will clearly indicate that “total operating earnings before income taxes” is a non-GAAP measure. Further, “total operating earnings before income taxes” appears to be a title that is the same as, or confusingly similar to, that used for a GAAP financial measure and precluded by item 10(e)(ii)(E) of Regulation S-K. As such, please also confirm to us that you will revise the title of this measure in future filings to provide an appropriate description of it that complies with Item 10(e).

Voya.com

United States Securities and Exchange Commission | December 19, 2017

While the Company is still evaluating its best option for which title to use, the Company confirms that we will revise the title “total operating earnings before income taxes” to a title that is not confusingly similar to that used for a GAAP financial measure in future filings.

The Company confirms that it will clearly indicate that the title that replaces “total operating earnings before income taxes” is a non-GAAP measure in future filings.

2.	Please confirm to us that in future filings you will begin your reconciliations with the GAAP amounts rather than the non-GAAP amounts. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We confirm that we will begin our reconciliations with the GAAP amounts rather than the non-GAAP amounts in future filings.

3.	Please confirm to us that in future filings you will remove the measure titled total operating earnings before income taxes” from Note 15 Segments on page 84 pursuant to Item 10(e)(1)(ii)(C) of Regulation S-K.

We confirm that we will remove the measure titled “total operating earnings before income taxes” (and any title that replaces “total operating earnings before income taxes”) from our “Segments” Note beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2017.

Please contact me at (770) 850-7600 if you wish to discuss our responses to the comment letter.

Sincerely,

/s/ C. Landon Cobb
Name:	C. Landon Cobb, Jr.
Title:	Chief Accounting Officer

Voya.com